December 21, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
American Commercial Lines Inc.
Application for Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement on Form S-3
SEC File No. 333-170720
Dear Sir or Madam:
     Pursuant to Rule 477 (b) and (c) and Rule 478 of the Securities Act of 1933, as amended, American Commercial Lines Inc. (the “Company”) hereby requests the immediate withdrawal of the Company’s registration statement on Form S-3, filed with the Securities Exchange Commission on November 19, 2010 (together with the exhibits thereto, the “Registration Statement”).
     The Company filed the Registration Statement in order to register shares of the Company’s common stock for resale by the selling stockholders named therein (the “Selling Stockholders”). The Registration Statement has not been declared effective by the Securities and Exchange Commission. No Selling Stockholder has sold any shares of the Company’s common stock pursuant to the Registration Statement and the obligations of the Company to maintain the registration of the Company’s shares of common stock have been extinguished.
     On December 21, 2010 pursuant to the Agreement and Plan of Merger, dated as of October 18, 2010, by and among the Company, Finn Holding Corporation, a Delaware corporation (“Parent”), and Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result of the Merger, all of the outstanding common stock of the Company is held of record by fewer than 300 persons. The Company intends to file a Form 15 to terminate the registration of its common stock under Section 12(g) and Section 15(d) of the Securities Exchange Act of 1934, as amended.
     If you have any questions regarding this application for withdrawal, please contact Amy Bowerman Freed of Hogan Lovells, counsel for the Company, at (212) 918 - 8270.

Very truly yours, American Commercial Lines Inc.
By:	/s/ Michael P. Ryan
Michael P. Ryan
President and Chief Executive Officer